Exhibit 77(i)

Terms of New or Amended Securities

At the September 13, 2012 Board meeting, the Board of Directors of ING Variable Portfolios, Inc. (“IVPI”) approved the dissolution and liquidation of the Class I shares of ING WisdomTreeTM Global High Yielding Equity Index Portfolio.